UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

NTS, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

62943B105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,826,586

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,826,586

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,826,586

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

735,760

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

735,760

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

735,760

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,483,368

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,483,368

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,483,368

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,483,368

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,483,368

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,483,368

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%

12.	TYPE OF REPORTING PERSON

IN, HC

This Amendment is filed with respect to the shares of the common stock, having $0.001 par value per share (the “Common Stock”), of NTS, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2013, and amends and supplements the Schedule 13G filed on March 1, 2013 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors Master Fund, LP, a Cayman Islands exempted limited partnership ("Master Fund");

-	Burlingame Equity Investors II, LP ("Onshore Fund II");

-	Burlingame Asset Management, LLC ("BAM"); and

-	Mr. Blair E. Sanford ("Mr. Sanford").

BAM is the general partner of each of the Master Fund and Onshore Fund II.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Master Fund and Onshore Fund II.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons beneficially own 8,483,368 shares of Common Stock consisting of: (A) 7,921,436 shares of Common Stock, and (B) Warrants (the "Warrants") exercisable for 561,932 shares of Common Stock.

(ii) Due to the Ownership Limitation, the Master Fund individually beneficially owns 7,826,586 shares of Common Stock consisting of: (A) 7,264,654 shares of Common Stock, and (B) Warrants exercisable for 561,932 shares of Common Stock.

(iii) The Onshore Fund II individually beneficially owns 735,760 shares of Common Stock consisting of: (A) 656,782 shares of Common Stock, and (B) Warrants exercisable for 78,978 shares of Common Stock.

(iv) BAM may be deemed to be the beneficial owner of the 8,483,368 shares of Common Stock beneficially owned by the Master and Onshore Fund II.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 8,483,368 shares of Common Stock beneficially owned by BAM.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock for which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 19.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  As of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to 388,068 shares of Common Stock for which the Warrants would otherwise be exercisable.

(b)	Percent of Class:

(i) The Reporting Persons’ beneficial ownership of 8,483,368 shares of Common Stock represents 19.9% of all of the outstanding shares of Common Stock.

(ii) The Master Fund’s individual beneficial ownership of 7,826,586 shares of Common Stock represents 18.4% of all of the outstanding shares of Common Stock.

(iii) The Onshore Fund II’s individual beneficial ownership of 735,760 shares of Common Stock represents 1.7% of all of the outstanding shares of Common Stock.

(iv) BAM’s beneficial ownership of the 8,483,368 shares of Common Stock beneficially owned by the Master and Onshore Fund II represents 19.9% of all the outstanding shares of Common Stock.

(v) Mr. Sanford’s beneficial ownership of the 8,483,368 shares of Common Stock beneficially owned by BAM represents 19.9% of all the outstanding shares of Common Stock.

The ownership percentage calculations in this Schedule 13G are based on 42,068,055 shares of Common Stock outstanding as of November 13, 2013 as reported in the Issuer’s Form 10-Q filed on November 14, 2013 with the Securities and Exchange Commission plus 561,932 shares of Common Stock subject to Warrants beneficially owned by the Reporting Persons and deemed outstanding for the purpose of computing the percentage of outstanding shares of Common Stock of the Reporting Persons.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 7,826,586 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 735,760 shares of Common Stock individually beneficially owned by the Onshore Fund II.

                                (iii)          Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

                                (iv)           Shared power to dispose or to direct the disposition of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 7,826,586 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 735,760 shares of Common Stock individually beneficially owned by the Onshore Fund II.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 14, 2014

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford,
Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford,
Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:	/s/ Blair E. Sanford
Blair E. Sanford,

/s/ Blair E. Sanford
Blair E. Sanford,